3/11/03

CM

03014551

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10877 White Rock Road
(No. and Street)

Rancho Cordova,	California	95670
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer (916) 859-4408
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

225 West Santa Clara Street	San Jose	California	95113-1728
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 155

CHECK ONE:

☑ Certified Public Accountant
θ Public Accountant
θ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jarrett Lilien, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities LLC (the "Company") as of and for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/03
Date

President
Title

Notary Public

BRITT-KARIN OLIVER
Notary Public, State of New York
No. 01OL6004337
Qualified in New York County
Certificate filed in New York County
Commission Expires March 23, 2006

E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

Statement of Financial Condition as of December 31, 2002 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
Suite 600
225 West Santa Clara Street
San Jose, California 95113-1728

Tel: (408) 704-4000
Fax: (408) 704-3083
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

E*TRADE Securities LLC:

We have audited the accompanying statement of financial condition of E*TRADE Securities LLC (the "Company") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Securities LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 22, 2003
(January 31, 2003 as to Note 10)

E*TRADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 (in thousands)

ASSETS

Cash and cash equivalents	$	67,014
Cash and investments required to be segregated under Federal or other regulations		150
Receivable from brokers, dealers and clearing organizations		2,326
Intangible asset, net of accumulated amortization of $14,864		33,332
Receivable from E*TRADE Clearing		21,379
Receivable from Parent and affiliated companies		10,049
Other assets		3,242
TOTAL	$	137,492

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Payable to brokers, dealers and clearing organizations	$	358
Payable to customers		75
Payable to affiliated companies		6,831
Accounts payable, accrued and other liabilities		12,796
Total liabilities		20,060
COMMITMENTS AND CONTINGENCIES (Note 8)		
MEMBER'S EQUITY		117,432
TOTAL	$	137,492

See notes to statement of financial condition.

E*TRADE SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - On August 30, 2002 E*TRADE Securities, Incorporated, ("E*TRADE Securities") underwent an internal corporate restructuring ("Corporate Restructuring") as part of an enterprise-wide initiative to consolidate and streamline brokerage services provided to its customers and was reorganized and renamed E*TRADE Securities LLC (the "Company"). The Company, a single member Limited Liability Company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD") as the successor broker-dealer to E*TRADE Securities. Additionally, the Company is a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association. The Company is wholly owned by E*TRADE Brokerage Holdings Inc. ("E*TRADE Brokerage Holdings"). E*TRADE Brokerage Holdings' common stock is wholly owned by E*TRADE Group, Inc. (the "Parent") and its preferred stock is wholly owned by Web Street Securities, Inc. ("Web Street"), an indirect wholly owned subsidiary of the Parent.

On September 3, 2002, E*TRADE Clearing LLC ("E*TRADE Clearing"), an affiliated clearing broker-dealer, and the Company entered into an asset exchange agreement (the "Asset Exchange Agreement") whereby all cash balances and security positions in customer accounts previously maintained by the Company were transferred to E*TRADE Clearing and E*TRADE Clearing began performing centralized cashiering, bookkeeping, and clearing functions for cash and margin accounts of customers of the Company. In addition, certain tax and other balances were transferred to E*TRADE Brokerage Holdings in connection with the Asset Exchange Agreement.

Cash and investments required to be segregated under Federal or other regulations consist primarily of cash and cash equivalents. At December 31, 2002, the Company had $150,000 maintained in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

Estimated Fair-Value of Financial Instruments - The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, receivables from and payables to affiliated companies and other liabilities to be reasonable estimates of fair-value.

Income Taxes – The Company was reorganized as a LLC on August 30, 2002 as a result of a tax free merger of the corporation into a wholly owned LLC. Prior to the merger of the corporation into the LLC, the Company accounted for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences were recognized to the extent that realization of such benefits was more likely than not. After the merger, the Company's sole member is E*TRADE Brokerage Holdings.

As the sole member, E*TRADE Brokerage Holdings succeeds to all the deferred tax assets and liabilities that existed on the date of the merger. The deferred tax balances were eliminated through income tax expense. The LLC is not subject to federal income tax as a LLC's federal taxable income is allocated to its members for inclusion in the members' respective tax returns. The Company may still be subject to income or franchise taxes in certain states that impose tax on a LLC.

Intangible Asset – Intangible asset consists of customer lists and is amortized using the double declining balance method with an estimated useful life of seven years. Adjustments to the original purchase price allocation during 2002 resulted in an increase in the intangible asset of $1,630,000.

New Accounting Standards – In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible.* SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of goodwill and intangible assets acquired in the business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment. The adoption of SFAS No. 142 on January 1, 2002 did not have an impact on the Company's financial condition as the Company does not have any goodwill or intangible assets with indefinite lives. Other intangibles are amortized under the double declining balance method.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*, which provides alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has not changed the way it accounts for stock-based employee compensation; however, it has adopted the disclosure provisions of SFAS No. 148, effective December 31, 2002.

In December 2002, the FASB issued FASB Interpretation No. 45 ("FIN No. 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN No. 45 requires a company to disclose many of the guarantees or indemnification agreements it issues, some of which are required to be recorded as a liability in the company's balance sheet at the time it enters into the guarantee. FIN No. 45 requires disclosures beginning in year-end financial statements ending after December 15, 2002. The Company has adopted the disclosure provisions, which did not have a material impact on the Company's financial condition for the year ended December 31, 2002. The liability recognition provisions apply prospectively to guarantees issued or modified beginning January 1, 2003. The Company does not expect that the adoption of the remaining provisions of FIN No. 45 will have a material impact on its financial condition.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN No. 46"), *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51*. FIN No. 46 addresses the consolidation of variable interest entities. Generally, a variable interest entity ("VIE") is a corporation, partnership, trust or any other legal structure used for business purposes that either (1) does not have equity investors with voting rights or (2) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A VIE often holds financial

assets and may be passive or it may engage in such activities as research and development or other activities on behalf of another company. FIN No. 46 requires that a VIE be consolidated by a company if that company is subject to a majority of the VIE's risk of loss or entitled to receive a majority of the VIE's residual returns or both. A company that consolidates a VIE is referred to as the primary beneficiary of that entity.

The consolidation requirements of FIN No. 46 apply immediately to VIE's created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003 regardless of when the VIE was established. The Company has adopted the disclosure provisions and will adopt the consolidation requirements, immediately for any new VIE created after January 31, 2003. The adoption of the disclosure provisions of FIN No. 46 did not have a material impact on the Company's financial condition for the year ended December 31, 2002. The Company does not expect that the adoption of the remaining provisions of FIN No. 46 will have a material impact on its financial condition.

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the periods presented. Actual results could differ from management's estimates.

2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers and clearing organizations are the result of the Company's activities with third party broker-dealers.

3. PAYABLE TO CUSTOMERS

Payable to customers is the result of the Company's soft dollar business in which it rebates commissions back to its institutional customers. Soft dollar arrangements are accounted for on an accrual basis based on commissions earned.

4. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, administrative and operational supplies and support. The Parent charges the Company for these services on a per securities transaction basis for trades made by the Company's customers using the Parent's computer service.

The Company introduces its business to an affiliated entity, E*TRADE Clearing, a clearing broker-dealer. E*TRADE Clearing charges the Company for cashiering, bookkeeping, and clearing functions on a per securities transaction basis. In addition, as compensation for its services, E*TRADE Clearing shares in the net interest and other revenue earned from the Company's customers.

On January 7, 2002, the Company paid cash dividends of $134,000 to Web Street and $49,866,000 to the Parent.

On August 29, 2002, the Company issued 3,931 preferred shares to Web Street at a value of $1,737 per share for Web Street's international brokerage accounts.

On December 20, 2002, the Company received a capital contribution of $25,000,000 from E*TRADE Brokerage Holdings.

5. INCOME TAXES

The Company was reorganized as a LLC on August 30, 2002 as a result of a tax free merger and is not subject to federal income tax as a LLC from that date. Prior to August 30, 2002, the Company was included in the consolidated federal tax return of the Parent. The Company's results are allocated to its member for inclusion in the member's respective tax returns. As a result, E*TRADE Brokerage Holdings will include the income from the Company in its tax return. Income tax expense incurred by the Parent from net income through August 30, 2002 generated by the Company was reimbursed to the Parent by the Company and was recorded as a reduction to receivable from Parent in the accompanying statement of financial condition.

6. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Parent has a 401(k) salary deferral program which includes eligible associates of the Company who have met certain service requirements. The Company matches certain associate contributions; additional contributions to this plan are at the discretion of the Company.

Stock Purchase and Stock Option Plans

Eligible associates of the Company who have met certain service requirements are also able to participate in the Parent's stock purchase and stock option plans. The Parent's stock option plans provide for the granting of nonqualified or incentive stock options to officers, key associates and consultants of the Company for the purchase of the Parent's common stock at a price determined by the Parent's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire within ten years from the date of grant. At December 31, 2002, there were options outstanding to purchase 2,476,539 shares of the Parent's common stock at exercise prices ranging from $2.38 to $58.19 with a weighted average price of $10.28 and 20,465,000 shares were available for future grants. During the year ended December 31, 2002, options to purchase 868,507 shares of the Parent's common stock at a weighted average price of $8.41 were granted to Company associates.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the NASD, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31 2002, the Company had net capital of $69,119,000 which was $68,869,000 in excess of its required net capital of $250,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Parent leases office space and furniture under noncancelable operating leases through 2013. Such lease commitments are allocated by the Parent based on the percentage of total office space occupied by the Company. The Company's portion of future rental commitments is estimated as follows (in thousands):

Year ending December 31,	
2003	$ 8,973
2004	8,453
2005	7,910
2006	7,800
2007	7,558
Thereafter	28,238
Total	$ 68,932

The leases for office space contain rent escalation provisions based on increases in certain costs incurred by the lessor.

In the ordinary course of its business, E*TRADE Securities engaged in certain stock loan transactions with MJK Clearing, Inc., ("MJK"), involving the lending of Nasdaq-listed common stock of GenesisIntermedia, Inc. ("GENI"), and other securities from MJK to E*TRADE Securities. Subsequently, E*TRADE Securities redelivered the GENI and/or other securities received from MJK to three other broker-dealers, Wedbush Morgan Securities, ("Wedbush"), Nomura Securities, Inc., ("Nomura") and Fiserv Securities, Inc., ("Fiserv"). On September 25, 2001, Nasdaq halted trading in the stock of GENI, which had last traded at a price of $5.90 before the halt. As a result, MJK was unable to meet its collateral requirements on the GENI and other securities with certain counterparties to those transactions. Subsequently, MJK was ordered to cease operations by the SEC. These events have led to disputes between certain of the participants in the above described stock loan transactions as set forth below. These actions seek various forms of equitable relief and seek repayment of a total of approximately $60 million, plus interest, received by E*TRADE Securities in connection with the GENI and other stock loan transactions. The Company, as successor broker-dealer to E*TRADE Securities, believes that the plaintiffs must look to MJK as the debtor for repayment, and that the Company has defenses in each of these actions and will vigorously defend all matters:

- By a complaint dated October 1, 2001, a lawsuit was filed in the Superior Court for the State of California, County of Los Angeles entitled, "Wedbush Morgan Securities Inc. v. E*TRADE Securities, Inc.", asserting claims for injunctive relief, specific performance, declaratory relief and breach of written contract and seeking (in addition to equitable relief) approximately $8 million in damages from E*TRADE Securities. Subsequently, Wedbush and E*TRADE Securities agreed to binding arbitration, and E*TRADE Securities filed an arbitration claim with the NYSE in November of 2001 asserting a claim for declaratory relief and seeking approximately $15 million in damages from Wedbush. Thereafter, Wedbush answered and filed a counterclaim with the NYSE against E*TRADE Securities on December 12, 2001 reasserting the breach of contract claim it set forth in its original complaint. At this time, the Company is unable to predict the outcome of this dispute.

- By a complaint dated October 4, 2001, a lawsuit was filed in the United States District Court for the Eastern District of Pennsylvania entitled, "Fiserv Securities Inc. v. E*TRADE Securities, Inc." Fiserv filed an amended complaint dated July 2, 2002, seeking $27 million in damages plus interest, punitive damages, attorney fees and other relief from E*TRADE Securities for breach of contract, conversion and unjust enrichment. On July 17, 2002, E*TRADE Securities filed an amended answer denying Fiserv's claims and asserting affirmative defenses. The matter is currently set for trial on May 12, 2003. At this time, the Company is unable to predict the ultimate outcome of this dispute.

- By a complaint dated October 22, 2001, a lawsuit was filed in the United States District Court for the Southern District of New York entitled, "Nomura Securities International, Inc., v. E*TRADE Securities, Inc." 01-CV-9280 (AGS)(MHD). Nomura filed an amended complaint dated October 29, 2001, seeking approximately $10 million in damages plus interest, unspecified punitive damages, attorney fees and injunctive and other relief from E*TRADE Securities for conversion and breach of contract. On November 19, 2001, E*TRADE Securities filed an amended answer and interposing affirmative defenses and three counterclaims for conversion, money had and received, and unjust enrichment seeking to recover approximately $5 million in damages plus interest, punitive damages, attorneys fees and other relief from Nomura. On June 5, 2002 Nomura filed a motion for summary judgment asking that it be awarded summary judgment on its claim for breach of contract and on E*TRADE Securities' counterclaims for conversion, money had and received, unjust enrichment and punitive damages. On June 20, 2002, E*TRADE Securities cross-moved for partial summary judgment and in opposition to Nomura's Motion for Summary Judgment. E*TRADE Securities sought summary judgment on Nomura's breach of contract claim, arguing that the alleged contract between Nomura and E*TRADE Securities did not apply to the transaction at issue in the case. Both Nomura's motion for summary judgment and E*TRADE Securities' cross-motion for partial summary judgment are currently pending before the court. On February 7, 2003, the Court dismissed the Company's demand for punitive damages but otherwise denied Nomura's motion to dismiss the Company's counterclaims. At this time, the Company is unable to predict the ultimate outcome of this dispute.

As discussed above, the Company is unable to predict the ultimate outcome of these disputes. The Company, based on information available, does not believe that an estimable loss is probable. However, the ultimate resolution of these matters may be material to the Company's operating results or cash flows for any particular period. The Company is confident that it has sufficient capital in excess of regulatory requirements to cover any potential exposure arising from these matters.

On September 25, 2002, the Company filed an action in the United States District Court for the District of Minnesota captioned E*TRADE Securities LLC v. Deutsche Bank AG et al., Civil No. 02-3711 (RHK/AJB), alleging, among other things, that Deutsche Bank AG, Nomura Canada, Inc., and others participated in a stock lending fraud and violated Section 10(b) of the Securities Exchange Act, Rule 10b-5 thereunder, Sections 5 and 12 of the Securities Act, and other provisions of state and federal law, by among other things: distributing unregistered securities beneficially owned by insiders of the issuers, disguising those distributions as routine securities lending transactions, manipulating the prices of the securities in question, and concealing material information including the real parties in interest and the underlying scheme. Through this lawsuit, the Company seeks, among other things, compensatory damages for all expenses and losses that it has incurred to date or may incur in the future in connection with the stock lending litigation

described above and a declaration that defendants are liable for any further expenses or losses the Company may incur in that litigation, including by way of judgment or settlement. Deutsche Bank AG, Nomura Canada, Inc., and certain other defendants have filed motions to dismiss the Company's complaint in whole or in part. The Company intends to oppose those motions. At this time, the Company is unable to predict the ultimate outcome of this dispute.

The Company is a defendant in civil actions arising from the normal course of business. These currently include, among other actions, putative class actions alleging various causes of action for "unfair or deceptive business practices" that were filed against the Company between November 21, 1997, and March 11, 1999, as a result of various systems interruptions the Company previously experienced. The Company believes that these claims are without merit and intends to defend against them vigorously. An unfavorable outcome in any of these matters for which the Company's pending insurance claims are rejected could harm the Company's business.

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC or the NASD by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through E*TRADE Clearing. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to E*TRADE Clearing, the Company may be required to reimburse E*TRADE Clearing for losses on these obligations. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. The Company is also engaged in various activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the creditworthiness of each counterparty.

10. SUBSEQUENT EVENT

On January 31, 2003, the Company entered into an amendment (the "Amendment") to the Asset Exchange Agreement between E*TRADE Clearing and the Company, pursuant to which certain assets and liabilities of $64,736,000 and $45,719,000, respectively, relating to the stock loan transactions with MJK, described above, were transferred back to the Company. The original transfer of assets and liabilities occurred as a result of the Corporate Restructuring. However, the Company is defending the lawsuits described in Note 8 and, therefore, pursuant to the Amendment, it currently carries all assets and liabilities related to the litigation.

* * * * *

Deloitte & Touche LLP
Suite 600
225 West Santa Clara Street
San Jose, California 95113-1728

Tel: (408) 704-4000
Fax: (408) 704-3083
www.deloitte.com

Deloitte & Touche

January 22, 2003

E*TRADE Securities LLC
10877 White Rock Road
Rancho Cordova, California 95670

Dear Sirs:

In planning and performing our audit of the statement of financial condition of E*TRADE Securities LLC (the "Company") for the year ended December 31, 2002 (on which we have issued our report dated January 22, 2003 except as related to Note 10 for which the date is January 31, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) under (k)(2)(i); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act as the Company does not carry customers' regulated commodity futures, foreign futures, or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodities Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Commodities Futures Trading Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP